ANK 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022692

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 2 9 2002
365
PROCESSING SECTION
WASH, D.C.

SEC FILE NUMBER
8- 46701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Manning & Bunch, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Seventeenth Street Suite 3600

(No. and Street)

Denver, Colorado 80202

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Green (303) 592-4800

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP

(Name — *if individual, state last, first, middle name*)

555 Seventeenth Street, Suite 3600, Denver, Colorado 80202

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 4/4/0

OATH OR AFFIRMATION

I, John R. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Manning & Bunch, LTD., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Co-President

Title

Notary Public

My Commission Expires 03/22/03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Manning & Bunch, Ltd.

Financial Statements
and Supplemental Schedules
for the Year Ended December 31, 2001
and Independent Auditors' Report and
Supplemental Report on Internal Control

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Green Manning & Bunch, Ltd.
Denver, Colorado

We have audited the following financial statements of Green Manning & Bunch, Ltd. (the Company) for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Green Manning & Bunch, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Green Manning & Bunch, Ltd., as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 7, 2002

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,099,620
Accounts receivable - trade	437,500
Accounts receivable - other	174,070
Total current assets	1,711,190
Property and equipment (net of accumulated depreciation of $341,941)	110,685
Customer list (net of accumulated amortization of $12,236)	280,438
TOTAL	$ 2,102,313

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable to related party	$ 333,371
Other liabilities	611,300
Total liabilities	944,671
COMMITMENTS AND CONTINGENCIES (Note 5)	
PARTNERS' CAPITAL:	
Partnership interests	298,692
Retained earnings	858,950
Total partners' capital	1,157,642
TOTAL	$ 2,102,313

See notes to financial statements.

GREEN MANNING & BUNCH, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Project	$ 3,262,997
Investment and other income	26,509
Total revenue	3,289,506
EXPENSES:	
Contract services related expense	1,890,150
General and administrative	616,825
Depreciation and amortization	55,288
Loss on securities received for services	281,144
Total expenses	2,843,407
NET INCOME	$ 446,099

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2001

	Partnership Interests	Retained Earnings	Total Partners' Capital
Balances at January 1, 2001	$ 1,700,000	$ 412,851	$ 2,112,851
Distributions	(2,051,308)	-	(2,051,308)
Contributions	650,000	-	650,000
Net income	-	446,099	446,099
Balances at December 31, 2001	$ 298,692	$ 858,950	$ 1,157,642

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 446,099
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	55,288
Loss on securities received for services	281,144
Changes in operating assets and liabilities:	
Accounts receivable	737,571
Accounts payable	332,810
Other assets	45,000
Other liabilities	580,025
Net cash provided by operating activities	2,477,937
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to property and equipment	(24,935)
Acquisition of UniRock	(292,674)
Net cash used in investing activities	(317,609)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partnership distributions	(2,051,308)
Partnership contributions	650,000
Net cash used in financing activities	(1,401,308)
NET INCREASE IN CASH AND CASH EQUIVALENTS	759,020
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	340,600
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,099,620

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Green Manning & Bunch, Ltd. (the Company) was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers in that state. The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, institutional and private placement of debt and equity, and other strategic financial advisory services.

On July 10, 2001, the Company was acquired by CoBiz Inc. and is a wholly owned subsidiary of CoBiz GMB Inc., a 98% owned subsidiary of CoBiz Inc.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years.

Project Revenue – Project revenues include non-refundable retainer fees which are recognized upon receipt and success fees which are recognized when the transaction is completed and revenue is reasonably determinable.

Income Taxes – The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners.

Cash Flows – For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the time of purchase.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $132,983, which was $70,005 in excess of its required net capital of $62,978. The Company's ratio of aggregate indebtedness to net capital was 7.10 to 1 at December 31, 2001.

3. ACQUISITION

On November 9, 2001, the Company acquired certain assets from UniRock Management Company, LLC (UniRock) in exchange for $300,000. The purchase price was funded by a capital contribution from CoBiz Inc. UniRock is engaged in the business of providing merger and acquisition and related advisory services. The acquisition was accounted for in accordance with the purchase method of accounting and, accordingly assets acquired, primarily customer list have been recorded at their fair values. The customer list is being amortized using the straight-line method over four years. The accompanying financial statements include the results of UniRock from the date of acquisition.

The following table presents unaudited proforma results of operations as if the UniRock acquisition had occurred on January 1, 2001. The summary pro forma results are based on assumptions and are not necessarily indicative of actual results that would have occurred had the acquisition occurred on January 1, 2001, or the future results of the Company.

	Year Ended December 31, 2001
Total revenue	$3,740,000
Net income	$ 521,000

4. RELATED PARTY TRANSACTIONS

Payroll processing services are provided through CoBiz Inc. As of December 31, 2001, $188,643 is payable to CoBiz Inc. for such services. Included in the related party payables is $144,728 payable to the former owner of UniRock, who is currently an employee of the Company. The payable is the remaining discounted portion of the purchase price that will be paid on the one year anniversary of the agreement.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease payments at December 31, 2001, are approximately as follows:

2002	$136,000
2003	136,000
2004	136,000
2005	23,000
Total	$431,000

Certain leases contain renewal options and escalation clauses. Rent expense for 2001 was $198,318.

Employee Profit Sharing Trust – The Company participates in CoBiz Inc.'s defined contribution plan. This plan has been available to the employees of the Company. Employees may contribute up to 15% of their compensation and participate in the Company's discretionary matching within the limits defined for a 401(k) Plan. Employer contributions charged to expense for 2001 were $18,421.

* * * * *

SUPPLEMENTAL SCHEDULES

GREEN MANNING & BUNCH, LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND MINIMUM NET CAPITAL REQUIRED AS OF DECEMBER 31, 2001

PARTNERS' CAPITAL		$ 1,157,642
NONALLOWABLE ASSETS:		
Cash equivalents	21,966	
Accounts receivable	611,570	
Customer list	280,438	
Property and equipment	110,685	1,024,659
NET CAPITAL		$ 132,983
Minimum capital required:		
Greater of 6-2/3% of aggregate indebtedness of $944,671 or $5,000 minimum for a broker or dealer who does not carry customer accounts		$ 62,978
CAPITAL IN EXCESS OF REQUIREMENT		$ 70,005
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.10 to 1

No material differences exist between the above net capital computation and the corresponding computation included in the Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2001. Accordingly, no reconciliation is necessary.

GREEN MANNING & BUNCH, LTD.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2001

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

March 7, 2002

Green Manning & Bunch, Ltd.
370 Seventeenth Street
Suite 3600
Denver, Colorado 80202

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Green Manning & Bunch, Ltd. (the "Company") for the year ended December 31, 2001, (on which we issued our report dated March 7, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the securities division of the states in which the Company is registered and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP